

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Via E-mail
John Campo
President
New Colombia Resources, Inc.
251 174th Street #816
Sunny Isles Beach, FL 33160

> **Re:** **New Colombia Resources, Inc.**
> **Form 10**
> **Filed June 17, 2015**
> **File No. 000-55454**

Dear Mr. Campo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

2. We note your disclosure that you are developing coal, rock mining, medical cannabis and hemp operations in Colombia in note 1 on page F-7. On page 14 you disclose a 50% ownership interest in Sannabis SAS, a company that appears to be in the medical cannabis industry. Please revise your registration statement to clearly describe your

business plans in the cannabis industry and the risk to the company from engaging in the business, including possible law enforcement consequences under applicable laws.

3.   Under "Business Overview" you refer to renewable resource projects. The "Corporate History" section discloses several technology related activities and letters of intent. On page eight, you refer to telecommunications and staffing operations and NEWC's acquisition strategy. Please revise the disclosure to describe these business activities according to Item 101 of Regulation S-K. If you have discontinued these operations or believe they are immaterial, please provide clarifying disclosures.

Business Overview, page 3

4.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.

5.   We note your disclosure of probable coal reserves. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology, and topography.

- A detailed description of your procedures for estimating reserves and the specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

  Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

6. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

   - The nature of your ownership or interest in the property.

   - A description of all interests in your properties, including the terms of all underlying agreements and royalties.

   - An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

   - An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

   - Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

   - The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

   - The area of your claims, either in hectares or in acres.

7. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For each material property include the following information:

   - The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

8. Please provide an overview of the exploration and mining permit requirements for companies operating in Colombia. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in Colombia.

9. Please update the coal industry information to the most recent practicable date.

10. You refer to your coal as "high quality". Please explain why your coal is high quality and contrast your coal to other domestic coals in terms of quality and pricing.

11. Please disclose the anticipated time frame for the commencement of coal production and the anticipated time frame for mining the amounts disclosed at the bottom of page three. Please disclose material requirements or conditions that must be met before you may commence coal production.

12. Please clarify the production capacity of the rock crushing plant purchased in 2014. Please disclose the anticipated time frame for the production of aggregates, disclosing material requirements or conditions that must be met before you may commence production.

Discussion of Operation Results, For the year ended December 31, 2014 and December 31, 2013, page 13

13.   We note that you have disclosed a significant increase of operating expenses on page 13 primarily due to increases in royalty expenses and general and administrative expenses. Please revise this section to include a discussion of the specific circumstances that led to the increase in operating expenses. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 13

14.   We note that in note 4 on page F-11 you disclose a working capital deficit of $1,326,421 and in note 8 on page F-12 you disclose significant debt. Please revise this section to provide a more detailed overview of your liquidity, including any known material trends, demands, commitments, events, or uncertainties that are reasonably likely to result in increases or decreases in your liquidity. See Item 303(a)(1) of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

15.   Please locate the tables, which begin on page 16, under this heading.

16.   Please revise the common stock table to include the common shares underlying securities exchangeable for or convertible into common stock within 60 days. See Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. Please add footnotes quantifying the shares underlying the exchangeable or convertible securities. In this regard, please disclose the shares underlying the Preferred A and B stock, outstanding options or convertible debt to the extent those securities may be exchanged or converted into common with 60 days.

17.   Please reconcile the conversion ratio in footnotes (2) and (3) to the Preferred B stock table.

18.   Please clarify the beneficial owners of the Preferred B stock held of record by Ararat, LLC and Clinton Hall LLC. Under Item 403, the beneficial owners would include any individual with sole or shared voting or dispositive control over the shares held by these entities.

Background of Officers and Directors, page 15

19.   We note your disclosure regarding the directors and their business experience. Please revise this disclosure to provide the period that the director has served as well as the term of his office. See Item 401(a) of Regulation S-K.

20.   Please revise the business experience description for Mr. Ramirez to disclose his business experience for the past five years. See Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 18

21.   We note that on page F-15 you disclose the issuance of restricted common stock to a director for services provided to the company. Please revise your disclosure on page 18 to include the restricted common stock issued to a Director on July 25, 2014 for services provided to the company. See Item 402(r) of Regulation S-K.

22.   We note that on page F-15 you disclose the issuance of Preferred Series B stock to the company's Chief Executive Officer for obligations, salaries, and services provided during the year ending on December 31, 2014.   We also note disclosure on page 22 regarding stock issued to a former CEO for services.   Please revise your disclosure on page 18 to include this compensation. See Item 402(m) of Regulation S-K.

23.   Please disclose the material terms of the employment agreement with John Campo. See Item 402(o) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

24.   We note that you have disclosed related party transactions on page F-15. Please revise your disclosure under Item 7 to include the disclosure required by Item 404(d) of Regulation S-K.

25.   Please provide the disclosure required by Item 407(a) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and related Shareholder Matters, page 19

26.   Please provide the disclosure required by Item 201(a) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 19

27.   Please revise your disclosure to identify the date the securities were sold, the exemption from registration you claimed and the facts supporting the availability of the exemption, and the purchaser. See Item 701 of Regulation S-K.

Item 12. Indemnification of Directors and Officers, page 22

28.   Please explain or revise the disclosure about Nevada law as the Form 10 facing page indicates you are incorporated in Delaware.

Consolidated Financial Statements, page F-1

29.   Please update the financial statements and related disclosures included in your registration statement on Form 10 as required by Rule 8-08 of Regulation S-X.

Exhibits

30.   Please file as exhibits the documents specified by Item 601 of Regulation S-K, including your articles of incorporation and bylaws, instruments defining the rights of security holders, and material contracts, such as management contracts and the agreement and amendments for the purchase of La Tabaquera mine.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Kenneth Bart
        Bart and Associates, LLC